 =======================================================================================================================================

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date:       1 November 2002

NATIONAL GRID TRANSCO plc

(formerly National Grid Group plc)

(Registrant’s Name)

1-3 Strand
London
WC2N 5EH
(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F            [X]                                    Form 40-F            [      ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.

Yes           [      ]                                       No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL GRID TRANSCO plc
s/David C. Forward
By:_________________________
Name: David C Forward
Title: Assistant Secretary

Date: November 1, 2002

ANNEX 1 - Copy Announcement as sent

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

Announcement to the London Stock Exchange

for 21st October 2002

National Grid Transco plc
1-3 Strand
London
WC2N 5EH
United Kingdom

                            Recent Announcements to The London Stock Exchange

DATE              DETAILS

---------------------------------------------------------------------------------------------------------
28.10.02 Deutsche Bank notification: Interest reduced below 3.00% at 25.10.02.

28.10.02 Executive. Directors' share interests (ESOP operation)

28.10.02 Disclosure of Directors Details and Share Interests.

25.10.02 Executive. Directors' share interests (Quest operation).

24.10.02 Notification of Capital Group's interest (initial notification to NGT) at 5.74%.

22.10.02 Directors' Share Interests- Former Lattice Directors

Note:  On 21  October  2002 the name of the  Company  changed  from  'National  Grid  Group plc' (NGG) to
'National Grid Transco plc' (NGT) on completion of  the merger with Lattice Group plc

18.10.02 NGG's Exec. Directors' share interests (Quest operation ).

18.10.02 Notification of Prudential plc no longer having notifiable interest.

14.10.02 NGG's Exec. Directors' share interests (Quest operation ).

10.10.02 Scheme of  Arrangement  in relation  to the  proposed  merger of Lattice  Group plc and
         National Grid Group plc

8.10.02  Notification of Capital Group's interest increased to 10.00%.

7.10.02  NGG's Exec. Directors' share interests (Quest operation ).

1.10.02  National Grid Holds Seminar on US Operations

-------------------------------------------------------------------------------------------------
*NOTE:            Two Separate SEC Filings were also made during the month, as follows:

17.10.02          1. National Grid Group plc And Lattice Group plc-
                  -SEC Authorisation Received.

                  2. Scheme of Arrangement  in relation to the proposed  merger of Lattice Group plc with
                  National Grid Group plc (High Court Sanction).
and
21.10.02          National Grid Transco plc- Completion of Merger and commencement of dealings in New
                  National Grid Transco Shares.

                                       ANNEX 2 - Copy Announcements as sent

                                                FORM 6-K

                                   SECURITIES AND EXCHANGE COMMISSION
                                          Washington D.C. 20549

                                        Report of Foreign Issuer

                                Pursuant to Rule 13a - 16 or 15d - 16 of
                                   The Securities Exchange Act of 1934

                               Announcements to the London Stock Exchange
                                            for October 2002

                           National Grid Transco plc
                           1-3 Strand
                           London
                           WC2N 5EH
                           United Kingdom

---------------------------------------------------------------------------------------------------------

1 October 2002

                              National Grid Holds Seminar on US Operations

                                    US Integration Ahead of Schedule

Today and tomorrow, National Grid Group plc is holding a seminar for investors and analysts focusing on its US operations.  The seminar will provide an opportunity to meet the management team and to receive an update on the US operations and integration process.

Rick Sergel, President and Chief Executive Officer, National Grid USA will be hosting the event.
Presentations from Rick Sergel and his management team will include strategy, regulatory framework, integration progress, distribution and transmission opportunities and infrastructure services.

Web casts of the presentations will be made available on the National Grid investor relations web site at www.nationalgrid.com later this week.  Presentation slides will be available later today.

Contacts

Investors

Marcy Reed                           +44 (0)207 312 5779                +44 (0)7768 490807 (m)
Terry McCormick                      +44 (0)20 7312 5785                +44 (0)7768 045139 (m)
Louise Clamp                         +44 (0)20 7312 5783                +44 (0)7768 555641 (m)
Bob Seega                            508-389-2598 (US)

Media

Clive Hawkins                        +44 (0)20 7312 5757                +44 (0)7836 357173 (m)

Citigate Dewe Rogerson

Anthony Carlisle                     +44 (0)20 7638 9571                +44 (0)7973 611888(m)

National Grid Group plc (National Grid)
7 October 2002

QUALIFYING EMPLOYEE SHARE OWNERSHIP TRUST (Quest)
(Notification of Directors' Interests pursuant to Section 324(2)
of the Companies Act 1985)
----------------------------------------------------------------
On Friday 4 October 2002, each of the following Executive Directors of National Grid: E M Astle, S J
Box, S J Holliday, R P Sergel and R J Urwin, technically ceased to be interested in 47,975 NGG Ordinary shares, by virtue of the Quest transferring the shares to employees.
(Note: For Companies Act purposes, the Executive Directors of National Grid named above are deemed to have a technical interest in the shares held in National Grid's Quest, together with all participating employees. The interest ceases when shares are transferred to participants who exercise their Sharesave scheme options.)
 Contact: D C Forward, Assistant Secretary (0207 312 5860).

National Grid Group plc ('National Grid')
8 October 2002

Notification of Interest in National Grid Ordinary Shares, Pursuant to Section 198 of The Companies Act
1985
----------------------------------------------------------
National Grid today received a further notification from The Capital Group Companies, Inc., that its notifiable interest increased to 10.00% (177,761,030 shares) as of 4 October 2002.

                              Lattice Group plc and National Grid Group plc

                        Scheme of Arrangement in relation to the proposed merger
                            of Lattice Group plc and National Grid Group plc

Lattice Group plc  ("Lattice")  and National Grid Group plc ("National  Grid") announce that a hearing of the petition to sanction  the scheme of  arrangement  between  Lattice and its  shareholders  pursuant to which the merger with National Grid is to be  implemented  has been convened for Thursday 17 October 2002 from 10.30 a.m. before the Applications Judge at the Royal Courts of Justice, Strand, London, WC2A 2LL.

Enquiries:

Lattice                                                      National Grid
Investor Relations:                                          Investor Relations:
Gary Rawlinson 44 (0) 20 7389 3218                           Marcy Reed 44 (0) 20 7312 5779
                                                             Terry McCormick 44 (0) 20 7312 5785
Media Relations:                                             Louise Clamp 44 (0) 20 7312 5783
Gillian Home 44 (0) 20 7389 3212
Jim Willison 44 (0) 20 7389 3213                             Media Relations:
                                                             Clive Hawkins 44 (0) 20 7312 5757
The Maitland Consultancy
Angus Maitland 44 (0) 20 7379 5151                           Citigate Dewe Rogerson
                                                             Anthony Carlisle 44(0) 20 7638 9571

National Grid Group plc (National Grid)
14 October 2002

QUALIFYING EMPLOYEE SHARE OWNERSHIP TRUST (Quest)
(Notification of Directors' Interests,
pursuant to Section 324(2) of the Companies Act 1985)
----------------------------------------------------------------

On Friday 11 October 2002, each of the following Executive Directors of National Grid:  E M Astle, S J
Box, S J Holliday, R P Sergel and R J Urwin, technically ceased to be interested in 27,188 NGG Ordinary shares, by virtue of the Quest transferring the shares to employees.

(Note: For Companies Act purposes, the Executive Directors of National Grid named above are deemed to have a technical interest in the shares held in National Grid's Quest, together with all participating employees. The interest ceases when shares are transferred to participants who exercise their Sharesave scheme options.)

Contact: D C Forward, Assistant Secretary (0207 312 5860).

National Grid Group plc ('National Grid')
18 October 2002

---------------------------------------------------------
NOTIFICATION OF INTEREST IN NATIONAL GRID ORDINARY SHARES, PURSUANT TO PART VI OF THE COMPANIES ACT 1985

National Grid yesterday received a notification on behalf of Prudential plc that, as at 15 October
2002, Prudential plc and its subsidiaries no longer had a notifiable interest in NGG shares.

National Grid Group plc (National Grid)
18 October 2002

QUALIFYING EMPLOYEE SHARE OWNERSHIP TRUST (Quest)
(Notification of Directors' Interests pursuant to Section 324(2)
of the Companies Act 1985)
----------------------------------------------------------------
Today, each of the following Executive Directors of National Grid: E M Astle, S J Box, S J Holliday, R
P Sergel and R J Urwin, technically ceased to be interested in 74,452 NGG Ordinary shares, by virtue of the Quest transferring the shares to employees.

(Note: For Companies Act purposes, the Executive Directors of National Grid named above are deemed to have a technical interest in the shares held in National Grid's Quest, together with all participating employees. The interest ceases when shares are transferred to participants who exercise their Sharesave scheme options.)

 Contact: D C Forward, Assistant Secretary (0207 312 5860).

                  National Grid Transco plc

                  22 October 2002-

                  Directors Interests

                  ----------------------------------------------------------------------------------------

                                        NATIONAL GRID TRANSCO PLC

Following completion of the merger ("the Merger") between National Grid Group plc and Lattice Group plc
("Lattice") to form National Grid Transco plc ("the Company") on 21 October 2002, the interests in the
Company's shares of those directors of the Company who were previously directors of Lattice are as follows:

Beneficial interests as notified to the Company as at close of business on 21 October 2002

Executive Directors
Steve Lucas       23,471
John Wybrew       62,025

Non-executive Directors
Sir John Parker   4,729
Kenneth Harvey    1,861
Stephen Pettit    1,875
George Rose       5,025

The above figures include any shares held by a spouse, and in the case of the two Executive Directors listed, also include shares held in trust pursuant to the Lattice Group All Employee Share Ownership
Plan and the BG Group Employee Profit Sharing Scheme.

Lattice Group Sharesave Scheme

Pursuant to the Merger proposals, John Wybrew elected to release his existing sharesave option over
Lattice shares in exchange for a new sharesave option over National Grid Transco shares.  Consequently, on 21 October 2002, he was granted a new sharesave option over National Grid Transco shares as set out below:

------------------------- ----------------------- -------------------- ------------- -----------------------
Date of Grant             Original contract       Earliest normal      Exercise      Number of shares
                          start date              exercise date        price         under option
------------------------- ----------------------- -------------------- ------------- -----------------------
------------------------- ----------------------- -------------------- ------------- -----------------------
21 October 2002           1 March 2001            1 March 2004   (pound)3.145        3,078

------------------------- ----------------------- -------------------- ------------- -----------------------

Lattice Group Long Term Incentive Scheme (LTIS)

Pursuant to the Merger proposals, Steve Lucas and John Wybrew agreed to roll-over their existing LTIS awards over Lattice shares for LTIS awards over National Grid Transco shares. Consequently, on 21
October 2002, the 2000 and 2001 LTIS awards held by each of Steve Lucas and John Wybrew continued over the following numbers of National Grid Transco shares:-

Steve Lucas
2000 Award                 79,902 shares
2001 Award                 96,589 shares

John Wybrew
2000 Award                 95,597 shares
2001 Award                 112,687 shares

Under the proposals relating to the roll-over of the 1999 LTIS awards held by each of John Wybrew and
Steve Lucas, each director has a right to be granted a nominal-cost ((pound)1) option over the National Grid
Transco shares which would otherwise be subject to their 1999 LTIS awards. Those options will be granted by the trustee of the Lattice Group Employees Share Trust by 27 October 2002 over the following numbers of National Grid Transco shares:-

Steve Lucas        31,237  shares
John Wybrew       114,380 shares

Further, Steve Lucas and John Wybrew, together with other employees of the former Lattice Group, also have a potential interest in 2,686,854 National Grid Transco shares currently held by the trustee of the Lattice Group All Employee Share Ownership Plan, in 3,927,844  National Grid Transco shares held by
Mourant & Co. Trustees Limited as trustee of the Lattice Group Long Term Incentive Scheme and in 18,403
National Grid Transco shares held by the trustee of the Lattice Group Employee Share Ownership Trust.

The interests of those directors who have continued as directors of the Company on Merger (James Ross,
Roger Urwin, Edward Astle, Steven Holliday, Rick Sergel, John Grant, Bonnie Hill and Paul Joskow) in
the Company's shares and ADRs remain unchanged.

24 October 2002
National Grid Transco plc (NGT)

Notification of Interest in NGT Ordinary Shares,
Pursuant to Section 198 of The Companies Act 1985
----------------------------------------------------------
NGT yesterday received a notification from The Capital Group Companies, Inc., that its notifiable interest was  5.74% (178,098,751 shares) as of 18 October 2002.

National Grid Transco plc (NGT)
25 October 2002

QUALIFYING EMPLOYEE SHARE OWNERSHIP TRUST (Quest)
(Notification of Directors' Interests pursuant to Section 324(2)
of the Companies Act 1985)
-----------------------------------------------------------------------------------------------------
Today, each of the following Executive Directors of NGT: E M Astle, S J Holliday, R P Sergel and R J
Urwin, technically ceased to be interested in 13,345 NGT Ordinary shares, by virtue of the Quest transferring the shares to employees.

(Note: For Companies Act purposes, the Executive Directors named above are deemed to have a technical interest in the shares held in NGT's Quest, together with all participating employees. The interest ceases when shares are transferred to participants who exercise their Sharesave scheme options.)

Contact: D C Forward, Assistant Secretary (0207 312 5860).

                                NATIONAL GRID TRANSCO PLC (the Company)
                                            28 October 2002

PART 1 - DISCLOSURE OF DIRECTORS' DETAILS

In accordance with Paragraph 16.4 of the Listing Rules, National Grid Transco plc confirms that Sir
John Parker, Kenneth Harvey, Steve Lucas, Stephen Pettit, George Rose and John Wybrew, who were appointed to the Board with effect from 21 October 2002, have held the following directorships of other publicly quoted companies in the past 5 years:-

-------------------------------------------------------- ----------------------------- ---------------------------
                                                         Date of appointment           Date of resignation
-------------------------------------------------------- ----------------------------- ---------------------------

Sir John Parker
-------------------------------------------------------- ----------------------------- ---------------------------
Babcock International Group plc                          04/10/93                      31/12/00
-------------------------------------------------------- ----------------------------- ---------------------------
-------------------------------------------------------- ----------------------------- ---------------------------
BG Group plc                                             17/02/97                      23/10/00
-------------------------------------------------------- ----------------------------- ---------------------------
-------------------------------------------------------- ----------------------------- ---------------------------
Brambles Industries plc                                  19/06/01
-------------------------------------------------------- ----------------------------- ---------------------------
-------------------------------------------------------- ----------------------------- ---------------------------
Firth Rixson Plc                                         26/08/99
-------------------------------------------------------- ----------------------------- ---------------------------
-------------------------------------------------------- ----------------------------- ---------------------------
GKN Plc                                                  01/04/93                      16/05/02
-------------------------------------------------------- ----------------------------- ---------------------------
-------------------------------------------------------- ----------------------------- ---------------------------
Lattice Group plc (delisted 21/10/02)                    01/09/00
-------------------------------------------------------- ----------------------------- ---------------------------
-------------------------------------------------------- ----------------------------- ---------------------------
P & O Princess Cruises plc                               18/09/00
-------------------------------------------------------- ----------------------------- ---------------------------
-------------------------------------------------------- ----------------------------- ---------------------------
RMC Group plc                                            01/10/01
-------------------------------------------------------- ----------------------------- ---------------------------

Kenneth Harvey
-------------------------------------------------------- ----------------------------- ---------------------------
Beaufort Group plc                                       01/01/98
-------------------------------------------------------- ----------------------------- ---------------------------
-------------------------------------------------------- ----------------------------- ---------------------------
Lattice Group plc (delisted 21/10/02)                    01/09/00                      21/10/02
-------------------------------------------------------- ----------------------------- ---------------------------
-------------------------------------------------------- ----------------------------- ---------------------------
Pennon Group plc                                         01/03/97
-------------------------------------------------------- ----------------------------- ---------------------------
-------------------------------------------------------- ----------------------------- ---------------------------
The Intercare Group plc                                  20/02/96
-------------------------------------------------------- ----------------------------- ---------------------------

Steve Lucas
-------------------------------------------------------- ----------------------------- ---------------------------
Lattice Group plc (delisted 21/10/02)                    01/09/00
-------------------------------------------------------- ----------------------------- ---------------------------
-------------------------------------------------------- ----------------------------- ---------------------------
Transco Holdings plc                                     23/10/2000
-------------------------------------------------------- ----------------------------- ---------------------------
-------------------------------------------------------- ----------------------------- ---------------------------
Transco plc                                              13/12/1999
-------------------------------------------------------- ----------------------------- ---------------------------

Stephen Pettit
-------------------------------------------------------- ----------------------------- ---------------------------
Cable and Wireless plc                                   12/09/95                      31/08/01
-------------------------------------------------------- ----------------------------- ---------------------------
-------------------------------------------------------- ----------------------------- ---------------------------
Lattice Group plc (delisted 21/10/02)                    01/11/01                      21/10/02
-------------------------------------------------------- ----------------------------- ---------------------------
-------------------------------------------------------- ----------------------------- ---------------------------
KBC Advanced Technologies plc                            01/02/99
-------------------------------------------------------- ----------------------------- ---------------------------
-------------------------------------------------------- ----------------------------- ---------------------------
Pure Entertainment Games plc                             21/09/00
-------------------------------------------------------- ----------------------------- ---------------------------

George Rose
-------------------------------------------------------- ----------------------------- ---------------------------
BAE Systems plc                                          01/04/98
-------------------------------------------------------- ----------------------------- ---------------------------
-------------------------------------------------------- ----------------------------- ---------------------------
Lattice Group plc (delisted 21/10/02)                    01/09/00                      21/10/02
-------------------------------------------------------- ----------------------------- ---------------------------
-------------------------------------------------------- ----------------------------- ---------------------------
Orange plc                                               14/12/95                      31/01/00
-------------------------------------------------------- ----------------------------- ---------------------------

John Wybrew
-------------------------------------------------------- ----------------------------- ---------------------------
BG Group plc                                             15/09/99                      23/10/00
-------------------------------------------------------- ----------------------------- ---------------------------
-------------------------------------------------------- ----------------------------- ---------------------------
Lattice Group plc (delisted 21/10/02)                    01/09/00
-------------------------------------------------------- ----------------------------- ---------------------------
-------------------------------------------------------- ----------------------------- ---------------------------
Transco Holdings plc                                     27/09/1999
-------------------------------------------------------- ----------------------------- ---------------------------
-------------------------------------------------------- ----------------------------- ---------------------------
Transco plc                                              01/04/1996                    21/10/02
-------------------------------------------------------- ----------------------------- ---------------------------

There are no details  required to be disclosed under  paragraphs 6.F.2 (b) to (g) of the Listing Rules in respect of any of the above named directors.

PART 2 - NOTIFICATION OF CHANGES TO DIRECTORS' INTERESTS IN SHARES

LATTICE GROUP ALL EMPLOYEE SHARE OWNERSHIP PLAN (AESOP)

The Company was notified on 25 October 2002 that the trustees of the AESOP have awarded National Grid
Transco plc ordinary shares of 10p each to eligible Executive Directors and other former Lattice Group employees under the Free Shares element of the AESOP at a price of(pound)4.7142p per share.  Awards represent performance against targets for the six months ended 30 September 2002 and have been capped at a maximum value of(pound)1,500 per participant.

Shares must be held in trust for a minimum of five years to be fully tax free, unless the participant leaves for any of the special reasons defined in the Rules.

Details of awards to Executive Directors are as follows:

------------------------- -------------------------------- --------------------------- ---------------------------
Name                      Beneficial Shareholding as at    AESOP Free Shares awarded   Revised Beneficial
                          24 October 2002                  on 25 October 2002          Shareholding
------------------------- -------------------------------- --------------------------- ---------------------------
------------------------- -------------------------------- --------------------------- ---------------------------
Steve Lucas               23,471                           318                         23,789
------------------------- -------------------------------- --------------------------- ---------------------------
------------------------- -------------------------------- --------------------------- ---------------------------
John Wybrew               62,025                           318                         62,343
------------------------- -------------------------------- --------------------------- ---------------------------

A total of 2,005,941 National Grid Transco plc shares were allocated to participants under the AESOP
Free Shares awards on 25 October 2002.  The Executive Directors ceased to have a potential interest in these shares, other than those awarded to them as set out above.  Accordingly, they now have a potential interest in 680,913 shares in the Company still held by the trustee of the AESOP.

Further, on 25 October 2002, Mourant & Co. Trustees Ltd as trustee of the Lattice Group Long Term
Incentive Scheme transferred a total of 3,160,179 shares in the Company to participants.  Accordingly,
Steve Lucas and John Wybrew, as with other employees of the former Lattice Group, ceased to have a potential interest in these shares and now have a potential interest in 767,665 National Grid Transco plc shares still held by Mourant & Co. Trustees Ltd.

28 October 2002
National Grid Transco plc (NGT)

------------------------------------------------------------------------------
National Grid 1996 EMPLOYEE BENEFIT TRUST (ESOP)
(Notification Of Directors' Interests, Pursuant to Section 324(2) of the Companies Act 1985)
------------------------------------------------------------------------------

NGT today received a further notification from the ESOP Trustee; that certain Executive Directors of
NGT (E M Astle, S J Holliday, R P Sergel and R J Urwin) ceased to be technically interested in 8,031
NGT Ordinary shares on 25 October 2002, by virtue of the Trustee having transferred the shares to participants.

(Note: For Companies Act purposes, these Executive Directors of NGT are deemed to have a technical interest in all the shares held by the ESOP, together with all participating employees. The interest ceases when shares are transferred to participants by the exercise of executive share options or under another employees' share scheme.)

Contact: D C Forward, Assistant Secretary (020 7312 5860)

28th October 2002

National Grid Transco plc ('NGT')

Notification of Interest in NGT Shares, Pursuant to Sections 198 to 202 of The Companies Act 1985
----------------------------------------------------------------------------------------------------

National Grid today received a notification from Deutsche Bank AG, dated 25 October 2002, that it no longer had a notifiable interest in NGT shares, following the merger of National Grid and Lattice;
with the increased issued share capital of the group.